March 30, 2009

 Via EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

Attn: Mr. Mark Kronforst

RE:	4Kids Entertainment, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Fiscal Quarter Ended September 30, 2008
Filed November 10, 2008
File No. 001-16117

Ladies and Gentlemen:

4Kids Entertainment, Inc. (the “Company” or “4Kids”) is responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in the supplemental comment letter dated February 18, 2009 referencing the supplemental comment letter dated January 23, 2009 and referencing the original comment letter dated December 5, 2008 from Mr. Mark Kronforst of the Commission to Alfred R. Kahn of the Company relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2007 and Form 10-Q for Fiscal Quarter Ended September 30, 2008, and the related supplemental comment letter dated December 30, 2008. The numbered paragraphs below correspond to the numbers of the paragraphs in which the comments were made. The Company has included below a copy of the comment to which it is responding.

Additionally, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Consolidated Financial Statements

Note 9. Related Party, Page 17

Comment: You have stated in previous correspondence that the activities, and related transactions, related to the reimbursable production costs should be excluded from the scope of SOP 00-2. The support that you provided appears to be derived from paragraph .92, which excluded co-production and co-financing arrangements from the scope of the SOP because such arrangements are not unique to the film industry. As a result, the SOP indicates only that the accounting for such arrangements should be based on the facts, circumstances and contractual agreements. It is unclear to us why you believe that this paragraph supports excluding these transactions when the facts and circumstances in this case appear to suggest that these activities are those of a producer that owns or holds rights to exploit films (“producer” and “films” used as defined in the SOP). Further, it is unclear to us why these transactions should not be evaluated as part of a multiple-element arrangement that also includes the exploitation revenue and the non-reimbursable production costs. If you continue to believe that it is appropriate to separate the reimbursable transaction and account for them using literature other than SOP 00-2, please provide us with a detailed analysis that supports excluding these transactions from the scope of the SOP and further support your current accounting. As noted previously, we do not believe that references to EITF 99-19, 00-10 and 01-14 constitute sufficient support for your accounting. For example, this literature does not support your policy of deferring the production service fulfillment costs until you are “entitled to be paid” or the timing of the related revenue recognition.

You have represented to us that reimbursable costs incurred are reported as receivables on your balance sheet prior to completion of the television shows. Please provide us with the contract language that dictates when licensors are billed and legally obligated to pay for the reimbursable production costs. Such language should demonstrate that buyers are obtaining ownership interests in incomplete projects instead of merely purchasing a project end result. The language provided should include any provisions related to licensor acceptance. Acceptance provisions could include, but are not limited to, evaluation of the quality of the shows upon completion or at some earlier point in production if milestones are utilized.

Response: The guidance under SOP 00-2 paragraph .92 states that co-production and co-financing arrangements are becoming prevalent in the film industry because entities are looking to share the risk of a television and film production. This is the same rationale that the Company uses in its decisions to co-finance these productions. The Company is currently capitalizing its share of the co-production costs under the provisions of SOP 00-2 and the Company assumes that the co-financer (the “Customer”) is capitalizing their share of the costs under the provisions as well. If the reimbursable portion of the transactions were included under the calculation of SOP 00-2 then 150% of the co-production costs would be amortized by both Companies under this provision.

To further clarify, the revenue that the Company receives for production services it provides is no different than the revenue that an animator would receive for the services it renders to an external customer. The Company is usually reimbursed for these services based on an approved budget which includes a marginal profit. The Customer approves that budget in the initial stages of production and then approves the product at various stages during the production process which mitigates the risk that the Customer will not accept delivery of the finished product. The budget and payments terms, which are listed below in Schedule A detail the terms of when the payment is due from the Customer. The Company records production service revenue when the services on the respective animated episodes are performed by the Company. Accordingly, payments are due based on cash flow and not when the final product is delivered. Prospectively, the Company will clarify the financial disclosure to state that revenue is recorded “when the respective costs are earned” and not “when the Company is entitled to be paid for such production costs”.

Attached please find certain sections of a typical co-production agreement that the Company enters into which contains relevant language relating to the production budget, payment schedule and approval and acceptance rights.

Production of Episodes.

(a)        4Kids and the “Customer” shall jointly produce a television series of at least twenty-six (26) initial animated television episodes (“Initial Episodes”) based on the Property. All Episodes of the Series produced by 4Kids shall be of first class quality, in color and of a quality suitable for exhibition by any mainstream U.S. exhibitor of children’s programming (e.g., Nickelodeon, Disney Channel, and Cartoon Network).

(b) The “Customer” and 4Kids shall have mutual approval of the following with respect to the production of the Initial Episodes: (i) the bible, (ii) the production budget which shall be in the range of $250,000 per Episode, (iii) the script writers and scripts and other key creative elements, (iv) the style of animation (2-d, 3-d, or some combination thereof), (v) the animation production company and key production personnel, (vi) the rendering and voices of the principal characters, (vii) the music and effects, and (viii) translation and other localization costs. The production budget will cover all the costs specified herein, including the cost of Errors and Omissions Insurance. If the parties mutually agree to use a third-party facility providing animation services for the Series, then the “Customer” will enter into an agreement with such company, in a form and in substance satisfactory to the “Customer” and 4Kids.

Notwithstanding anything herein to the contrary, if there is a disagreement on creative matters, the “Customer” shall consult in good faith with 4Kids but the “Customer” shall have the right to make the final decision; provided, however, that 4Kids will have the right to make the final decision regarding regulatory considerations which may affect the content of the Episodes or the broadcast of the Episodes in the United States (e.g., the Children’s Television Act, FCC regulations, broadcast standards and practices).

(c)        The “Customer” and 4Kids shall each pay fifty percent (50%) of the production costs for the Initial Episodes and any Additional Episodes that the “Customer” and 4Kids agree to jointly co-finance pursuant to Paragraph 5 below. 4Kids shall provide the “Customer” with a budget for the Initial Episodes for approval. It is agreed by the Parties that the production costs in the approved production budget shall not be exceeded without the approval of both Parties. 4Kids shall be entitled to charge market rates for any services provided to the production by 4Kids which are approved by the “Customer” in advance as a line item in the budget.

(d)        The “Customer” shall pay 4Kids for the” Customer’s” share of the production costs for each Co-Financed Episode (as defined below in Paragraph 5 (a)) on a pari passu basis with 4Kids and in accordance with the payment schedule that is attached hereto as Schedule A.

Schedule A

Fiscal Year				Total	Production
2006	Start	Animation	Final	Production	Cash Flow

Jul-05	$ 83,334			$ 83,334
Aug-05	416,667			416,667
Sep-05	333,333			333,333	$ 833,334
Oct-05	416,667			416,667
Nov-05	333,333			333,333
Dec-05	333,333			333,333	1,083,333
Jan-06	250,000	$ 333,333		583,333
Feb-06		333,333		333,333
Mar-06		416,667		416,667	1,333,333
Apr-06		333,333		333,333
May-06		333,333		333,333
Jun-06		416,667	$ 416,667	833,334	1,500,000

Sub-total FY06	2,166,667	2,166,666	416,667	4,750,000	4,750,000

Fiscal Year				Total	Production
2007	Start	Animation	Final	Production	Cash Flow

Jul-06			333,333	333,333
Aug-06			333,333	333,333
Sep-06			416,667	416,667	1,083,333
Oct-06			333,333	333,333
Nov-06			333,334	333,334	666,667

Sub-total FY07	-	-	1,750,000	1,750,000	1,750,000

Total	$2,166,667	$ 2,166,666	$2,166,667	$6,500,000	$ 6,500,000

The “Customer” shall pay 50% of the installments of the Production Costs outlined above the column marked "Production Cash Flow" within thirty (30) days after receipt of the invoice from 4Kids
Productions for such installments.

If you have further questions regarding these matters, it may be helpful to schedule a conference call within the next two days to discuss these comments. Please feel free to contact me at (212) 758-7666.

Sincerely,

/s/ Bruce R. Foster

Bruce R. Foster

Executive Vice President and Chief Financial Officer

4Kids Entertainment, Inc.

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